

July 30, 2007

Via Facsimile (212.521.7767) and U.S. Mail

Demetriy Tartakovskiy, Esq.
Debevoise & Plimpton LLP
919 Third Avenue
New York, NY 10022

      Re: Metromedia International Group, Inc.
              Schedule TO-T filed July 18, 2007
              File No. 005-32255

Dear Mr. Tartakovskiy:

We have limited our review of the filing to those issues we have addressed in our comments. Where indicated, we think you should revise the document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments. Note that all defined terms used in this letter have the same meaning as in the Offer to Purchase.

The purpose of our review process is to assist you in the compliance with the applicable disclosure requirements and to enhance the overall disclosure in the filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone number listed at the end of this letter.

Offer to Purchase

General

1. We note your response to our prior comment and reissue the comment with respect to Salford Capital, Compound, Sun Capital and Caucus Telecom. Your response should discuss in greater detail an analysis of the factors referenced in Section II.D.2 of the Current Issues Outline dated November 14, 2000, including, but not limited to, the fact that it appears Salford, Sun and Capital negotiated the terms of the tender offer and caused the bidder to be formed, and Caucus Telecom, as the general partner of the general partner of Parent, ultimately controls the named bidder and the terms of the Offer.

Closing Comments

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the securities laws and that they have provided all information investors require for an informed investment decision. Since the bidders are in possession of all the facts relating to the disclosure, they are responsible for the accuracy and adequacy of the disclosures it has made.

        As appropriate, please amend your documents in response to these comments. You may wish to provide us with marked copies of the amendment, if required, to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. We may have additional comments after reviewing your amendment and responses to our comments.

        Please direct any questions to me at (202) 551-3636. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

        Sincerely,

        Adé K. Heyliger
        Special Counsel
        Office of Mergers & Acquisitions